Exhibit 99.2

Yatra Online, Inc. Announces Pricing of USD$10.0 Million Public Offering of Ordinary Shares

GURUGRAM, India and NEW YORK, June 18, 2020 -- Yatra Online, Inc. (“Yatra”) (NASDAQ: YTRA), India’s leading online travel company, today announced the pricing of its previously announced underwritten public offering of 12,500,000 of its ordinary shares, at a public offering price of $0.80 per ordinary share. Yatra has granted the underwriter a 30-day option to purchase up to additional 1,875,000 ordinary shares at the public offering price less underwriting discounts and commissions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The gross proceeds of the offering are expected to be USD$10.0 million, prior to deducting underwriting discounts and commissions and offering expenses and excluding the underwriter’s option to purchase additional ordinary shares. This offering is expected to close on or about June 23, 2020, subject to satisfaction of customary closing conditions. Yatra intends to use the net proceeds from this offering for general corporate and business purposes.

A registration statement relating to these ordinary shares has been filed with the U.S. Securities and Exchange Commission (SEC) and became effective on May 24, 2018. The offering is being made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A final prospectus supplement and the accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Alternatively, electronic copies of the final prospectus supplement and the accompanying prospectus, when available, may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, NY 10022, by email at placements@hcwco.com or by phone at (646) 975-6996.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Yatra

We are the second largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading consolidator of accommodation options, we provide real-time bookings for more than 108,000 hotels and homestays in India and over 1.5 million hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

Forward-Looking Statements

Statements contained in this press release that relate to future results and events, including, but not limited to, statements regarding the above-described public offering of ordinary shares, may constitute “forward-looking statements” within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, the satisfaction of the closing conditions related to the public offering and the use of proceeds, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.